FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-157087

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 14 DATED JUNE 17, 2011
TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock, as supplemented by Supplement No. 12 dated April 18, 2011 and Supplement No. 13 dated May 17, 2011. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	the amendment of the Mahrt loan agreement to provide for a revolving loan facility;

•	the redemption of shares of our Series A and Series B preferred stock; and

•	an update to our estimated use of proceeds.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of June 10, 2011 we had raised gross offering proceeds of approximately $85.9 million from the sale of approximately 8.7 million shares of common stock under our follow-on offering. As of June 10, 2011, approximately 191.3 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on December 31, 2011.

As of June 10, 2011, we had received aggregate gross offering proceeds of approximately $260.7 million from the sale of approximately 26.2 million shares in our public offerings. After incurring approximately $21.7 million in selling commissions and dealer-manager fees, approximately $3.1 million in other organization and offering expenses, and funding common stock redemptions of approximately $1.8 million pursuant to the share redemption program, as of June 10, 2011, we had raised aggregate net offering proceeds available for investment in properties of approximately $234.1 million, substantially all of which had been invested in timberland properties.

Information Regarding Our Indebtedness

As of June 10, 2011, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 37%. As of June 10, 2011, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities, was approximately 66%.

As of June 10, 2011, we had total outstanding indebtedness of approximately $151.3 million, which consisted of a five-year senior loan, which we refer to as the Mahrt loan, in the original principal amount of $211.0 million with CoBank, ACB and Wells Fargo Securities, LLC. The proceeds of the Mahrt loan, which was entered into in March 2010, as amended in June 2010 and June 2011, were used to refinance the outstanding balances due on a senior loan and a mezzanine loan entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

Revolving Loan Facility

The “Timberland Investments-Mahrt Timberland-Financing” section of the prospectus is hereby supplemented to disclose that on June 10, 2011, our lenders made available to us a revolving loan credit facility, which we refer to as a revolving loan facility, pursuant to the terms of a second amendment to the Mahrt loan.

Pursuant to the second amendment of the Mahrt loan, three of the Mahrt loan lenders agreed to make available to us the revolving loan facility from which we are permitted to borrow, repay and reborrow in the aggregate amount of $15,000,000. This aggregate amount may be increased from time to time by up to $5,000,000. However, no increase is permitted if after giving effect to the increase we would no longer be in compliance with certain financial conditions set forth in the Mahrt loan, or if the increase would cause an event of default under the Mahrt loan. We may voluntarily reduce the amount permitted to be borrowed by us under the revolving loan facility in minimum amounts of $1,000,000. Our lenders may reduce the amount permitted to be borrowed under the revolving loan facility by any amounts previously repaid or prepaid by us under the facility if our “loan-to-value ratio” is greater than 50%. Our loan-to-value ratio, as amended by the second amendment, means the ratio, expressed as a percentage, of (a) the outstanding principal amount of all loans outstanding under the Mahrt loan agreement as of the measurement date, less certain amounts permitted to be set aside under the terms of the Mahrt loan agreement for working capital and other purposes and any cash balances we accumulate to fund distributions or future acquisitions, to (b) the value of our timberland assets, as determined in accordance with the Mahrt loan agreement.

Loans under the revolving loan facility bear interest at either a base rate or LIBOR rate. The minimum amount that may be borrowed for a base rate loan is $500,000 and an integral multiple of $100,000, or, if less, the remaining amount available under the revolving loan facility. The minimum amount that may be borrowed for a LIBOR rate loan is $1,000,000 and an integral multiple of $1,000,000. Base rate loans bear interest at the higher of (1) the prime rate, as published in the Eastern edition of The Wall Street Journal, or (2) one-month LIBOR plus 1.5%. LIBOR rate loans bear interest at one-, two-, or three-month LIBOR (depending upon the applicable term of the loan) plus a range of 2.5% to 4.0% depending on our then-current loan-to-value ratio.

The revolving loan facility terminates upon the earliest of (1) the occurrence of an event of default under the Mahrt loan, (2) the reduction of all amounts permitted to be borrowed under the revolving loan commitment facility (either by us or by our lenders), or (3) March 24, 2015.

Redemption of Series A and Series B Preferred Stock

As previously disclosed in Supplement No. 13, on May 9, 2011, Wells Real Estate Funds, Inc., or Wells REF, our affiliate and the holder of 31,678 shares, or approximately 98.6%, of our Series A preferred stock outstanding, and 10,550 shares, or approximately 98.6%, of our Series B preferred stock outstanding, consented on behalf of all holders of the Series A preferred stock and Series B preferred stock to the waiver of the provision in our charter that requires that shares of Series A preferred stock and Series B preferred stock be redeemed from all holders of Series A preferred stock and Series B preferred stock on a pro rata basis. Following the waiver by Wells REF, we redeemed the 450 shares of Series A preferred stock and 150 shares of Series B preferred stock held by an affiliate of Wells Fargo Bank, National Association.

Also, as previously disclosed, on May 9, 2011, Wells REF, as the sole holder of the Series A preferred stock and Series B preferred stock following the redemption discussed above, consented to the waiver of the daily accrual of dividends on the Series A preferred stock and Series B preferred stock at an annual rate of 8.5%, provided that from and after May 9, 2011, the dividends on the Series A preferred stock and Series B preferred stock will continue to accrue at an annual rate of 1%.

On May 9, 2011, our board of directors also approved the redemption of the Series A preferred stock and Series B preferred stock held by Wells REF using up to 40% of the net proceeds from this offering (after the payment of offering expenses, including selling commissions and the dealer-manager fee), provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF shall not exceed an amount equal to $2,000,000. The Series A preferred stock and Series B preferred stock will be redeemed at the original issue price of $1,000 per share plus all dividends accrued but unpaid thereon.

As of June 17, 2011, we have redeemed 1,362 shares of the Series A preferred stock and 517 shares of the Series B preferred stock held by Wells REF for an aggregate redemption price of approximately $2.4 million consisting of $1.9 million in original issue price of the Series A preferred stock and Series B preferred stock and $0.5 million in accrued but unpaid dividends.

Update to Estimated Use of Proceeds

As discussed above, our board of directors has approved using up to 40% of the net proceeds from this offering to redeem shares of Series A preferred stock and Series B preferred stock held by Wells REF, provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF shall not exceed an amount equal to $2,000,000.

We intend to use the net proceeds from this offering for investments in additional timberland properties, to make additional prepayments on our indebtedness, to repurchase shares of our common stock under our share redemption plan, and to redeem shares of our outstanding preferred stock as discussed above.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009, Supplement No. 12 dated April 18, 2011, Supplement No. 13 dated May 17, 2011 and Supplement No. 14 dated June 17, 2011.

Supplement No. 12 includes:

•	the status of our public offerings;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	our performance - Adjusted EBITDA;

•	our net tangible book value per share;

•	the refinancing of our indebtedness;

•	information regarding our indebtedness;

•	our election to be taxed as a REIT;

•	a revision of the tax considerations section of our prospectus;

•	our offering of up to 11,398,963 shares of common stock in a private placement to non-U.S. persons;

•	information concerning distributions and our declarations of stock dividends;

•	the renewal of and an amendment to our advisory agreement;

•	compensation paid to our advisor;

•	updates regarding our dealer-manager;

•	a clarification regarding our subscriptions procedures;

•	the amendment and restatement of our independent directors compensation plan;

•	information concerning our board of directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws, and the subsequent adoption by our board of directors of an amendment to our bylaws to limit the leverage we may incur;

•	the issuance and sale of Series B preferred stock in a private placement;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies -Investment Objectives”;

•	a revision to the “Management - Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation”;

•	incorporation of certain documents by reference;

•	a change to the “Experts” section of our prospectus;

•	information regarding redemptions made pursuant to our share redemption plan;

•	amendments to our share redemption plan, an amended and restated copy of which is attached to this supplement as Annex A;

•	amendments to our distribution reinvestment plan, an amended and restated copy of which is attached to this supplement as Annex B;

•	changes to our subscription agreement, an amended and restated copy of which is attached to this supplement as Annex C;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 13 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declaration of a stock dividend for the third quarter of 2011;

•	a reduction in the dividend rate for our Series A and Series B preferred stock; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 9, 2011.

Supplement No. 14 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	the amendment of the Mahrt loan agreement to provide for a revolving loan facility;

•	the redemption of shares of our Series A and Series B preferred stock; and

•	an update to our estimated use of proceeds.